M 3-1-2004

04001910

VF 2-26-04

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STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 23 2004 WASH. D.C. 155 SECTION PROC

ANNUAL AUDITED REPORT
FORM X-17A-5
PARTIII

SEC FILE NUMBER
8- 38156

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
INTERVEST INTERNATIONAL EQUITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1980 DOMINION WAY, SUITE 202
(No. and Street)

COLORADO SPRINGS	CO	80918
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID M. SMITH, PRESIDENT (719) 592-9299
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CORNELIUS, SCHOU, LEONE & MATTESON, LLC, CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

4496 SOUTHSIDE BOULEVARD	JACKSONVILLE	FL	32216
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ROBERT E. COPUS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTERVEST INTERNATIONAL EQUITIES CORPORATION, as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF COLORADO
COUNTY OF EL PASO

LINDA J. GOTTMAN NOTARY PUBLIC STATE OF COLORADO

Signature

VICE PRES- OPERATIONS
Title

SIGNED BEFORE ME ON THIS 20TH DAY OF FEB, 2004.

Notary Public

COMMISSION EXPIRES: 9/19/04

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements, Supporting Schedules and Other Reports

Intervest International Equities Corporation

Year Ended December 31, 2003
with Report of Independent Auditors

Contents

Cornelius
Schou
Leone &
Matteson
A Limited Liability Company
Certified Public Accountants

Report of Independent Auditors

Board of Directors
Intervest International Equities Corporation
Colorado Springs, Colorado

We have audited the accompanying statement of financial condition of Intervest International Equities Corporation, a Florida Corporation, as of December 31, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intervest International Equities Corporation as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 14 through 19 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cornelius, Schou, Leone & Matteson, LLC

January 23, 2004

4496 Southside Boulevard
Jacksonville, Florida 32216
(904) 642-1794 • Fax (904) 642-1040
www.ccscpa.com

FORM X-17A-5

12/88

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER

INTERVEST INTERNATIONAL EQUITIES CORPORATION [13]

SEC FILE NO. 8-38156 [14]

FIRM ID. NO. CRD #20289 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

1980 DOMINION WAY, SUITE 202 [20]

(No. and Street)

COLORADO SPRINGS [21] CO [22] 80918 [23]

(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY) 01/01/03 [24]

AND ENDING (MM/DD/YY) 12/31/03 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID M. SMITH [30]

(Area Code)—Telephone No. (719) 592-9299 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:		OFFICIAL USE	
	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

SEC MAIL PROCESSING SECTION RECEIVED FEB 23 2004 WASH. DC 155

Dated the 20TH day of FEBRUARY 19 2004

Manual signatures of:

1) ______________________

Principal Executive Officer or Managing Partner

2) [signature]

Principal Financial Officer or Partner

3) ______________________

Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

CORNELIUS, SCHOU, LEONE & MATTESON, LLC [70]

ADDRESS Number and Street	City	State	Zip Code
4496 SOUTHSIDE BOULEVARD	JACKSONVILLE	FLORIDA	32216
71	72	73	74

Check One

(X) Certified Public Accountant [75]

( ) Public Accountant [76]

( ) Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

Intervest International Equities Corporation
Statement of Financial Condition
December 31, 2003

Assets

Cash	$ 104,546
Accounts receivable	198,624
Accounts receivable - other	946
Deposit with clearing organization (cash)	25,000
Investments	28,075
Prepaid insurance	136,740
Other assets	4,705
Total Assets	$ 498,636

Liabilities and Stockholder's Equity

Liabilities:	
Commissions payable	$ 169,359
Installment contract payable	126,088
Total Liabilities	295,447
Stockholder's Equity:	
Common stock - 7,500 shares, $1.00 par value authorized, 200 shares issued and outstanding	200
Additional paid-in capital	13,842
Retained earnings	189,147
Total Stockholder's Equity	203,189
Total Liabilities and Stockholder's Equity	$ 498,636

See accountants' report.

Intervest International Equities Corporation
Statement of Income
Year Ended December 31, 2003

Revenues:	
Mutual funds and variable products	$ 6,603,905
Commissions	323,000
Direct participation programs	284,117
Registered representative fees - net	161,344
Other	26,503
Total Revenues	7,398,869
Expenses:	
Commissions	6,141,678
Overhead reimbursements to parent company	1,210,374
Other operating expense	40,412
Total Expenses	7,392,464
Operating Income	6,405
Other Income (Expense):	
Interest income	417
Interest expense	(4,029)
Loss on investments	(5,025)
Total Other Income (Expense)	(8,637)
Net Loss	$ (2,232)

See accountants' report.

Intervest International Equities Corporation
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2003

	Totals	Common Stock	Additional Paid-In Capital	Retained Earnings
Balance at January 1, 2003	$ 205,421	$ 200	$ 13,842	$ 191,379
Net Loss	(2,232)	-	-	(2,232)
Balance at December 31, 2003	$ 203,189	$ 200	$ 13,842	$ 189,147

See accountants' report.

Intervest International Equities Corporation
Statement of Cash Flows
Year Ended December 31, 2003

Cash Flows From Operating Activities	
Net loss	$ (2,232)
Adjustments to reconcile net income to net cash	
Provided by operating activities:	
Increase in receivables	(5,598)
Increase in prepaid insurance	(136,740)
Increase in other assets	(4,265)
Decrease in payables	(16,176)
Additional loss on investments not requiring funds	5,025
Increase in installment contract payable	126,088
Total Adjustments	(31,666)
Net Cash Applied To Operating Activities	(33,898)
Cash at January 1, 2003	138,444
Cash at December 31, 2003	$ 104,546

See accountants' report.

Intervest International Equities Corporation
Notes to Financial Statements
Year Ended December 31, 2003

The company (originally named Kickapoo Securities Corp.) was organized under the laws of the State of Texas on June 11, 1987, to conduct business as a broker/dealer in securities registered with the Securities and Exchange Commission (SEC). On July 6, 1987, the company made application with the SEC for registration as a broker or dealer pursuant to Section 15(b) of the Securities Exchange Act; such application was approved on July 31, 1987. The company was acquired by, and became a wholly-owned subsidiary of Intervest International, Inc. (III), during January, 1988. Operations actually commenced during February, 1988. Effective March 31, 1988, the company was merged into a newly-organized Florida corporation (also owned by III) named Intervest International Equities Corporation. Such merger was acknowledged by the State of Texas on July 6, 1988. The merger transaction was accounted for as a pooling of interests. On May 31, 1994, Programmed Equities Corporation (PEC), a California corporation, was merged into III. III has contributed the net assets and on-going business of PEC, a licensed broker/dealer, to the company.

1. Significant Accounting Policies

For purposes of the statement of cash flows, the company considers all highly-liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Revenues are recognized when customers' funds are received by sponsors/underwriters. Operating expenses, including commissions, are recognized as incurred.

2. Commitments and Contingent Liabilities

The company has an agreement with III, its parent company, whereby the company reimburses III for its share of common overhead expenses, including the following: office space and equipment, administrative personnel, telephone, parking, postage, and other office supplies and expense.

3. Net Capital Requirements

The company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the company had net capital of $32,723 which was $13,027 in excess of its required capital of $19,696. The company's aggregate indebtedness to net capital ratio was 9.03 to 1.

4. Income Taxes

The parent company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S Corporation effective January 1, 2003. In lieu of corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. The parent company has also made an election to treat its wholly-owned subsidiary (the Company) as a qualified subchapter S subsidiary, or "Q-sub". A Q-sub is not taxed as a separate corporation, and all its tax items are treated as belonging to the parent.

5. Investments (at cost)

The company has acquired long-term investments in The Nasdaq Stock Market, Inc., as follows:

	Total	Common Stock	Warrants
Balance, December 31, 2002	$ 33,100	$ 13,000	$ 20,100
Write off expired warrants	(5,025)	-	(5,025)
Balance, December 31, 2003	$ 28,075	$ 13,000	$ 15,075

The common stock's quoted value (OTC) at December 31, 2003 was $9,450; the warrants are currently valueless.

These securities are unregistered, and subject to substantial restrictions as to their sale or other transfer.

6. Installment Contract Payable

The company financed its errors and omissions insurance premium with an installment contract dated November 13, 2003, payable in 11 monthly payments of $14,010 including interest at 5.33%, collateralized by the unexpired premium.

7. Pending Arbitration

- III and Intervest International Equities Corporation ("IIEC") are among the defendants in pending litigation captioned Lynn W. Campbell, plaintiff v. Van B. Bottomly, et al, defendants (Wake County, State of North Carolina, Court File No. 02-CVS-13241), filed in October, 2002. Plaintiff contends Van B. Bottomly ("Bottomly"), a former registered representative of IIEC, defrauded Plaintiff by stealing money from Plaintiff's checking account and recommending unsuitable and/or nonexistent investments. Plaintiff further alleges that at all relevant times Bottomly was acting as an agent of both III and IIEC.

7. Pending Arbitration (continued)

Plaintiff contends he suffered approximately $350,000 in damages, some of which occurred after Bottomly was no longer a registered representative of IIEC, and also seeks treble damages and recovery of his attorney's fees.

III and IIEC contend that the actions taken by Mr. Bottomly were beyond the scope of his employment with IIEC and therefore deny its alleged participation in Mr. Bottomly's actions.

On February 21, 2003, the court granted the company's motions to compel arbitration and stay litigation pending the outcome. An arbitration hearing has been set for June 14 - 16, 2004. The company intends to vigorously defend and pursue its interests in this matter.

- IIEC is accused of selling ETS Payphones and U.S. Capital Corporate Funding notes through a former registered representative, Glenn Cobb. Through ongoing investigation, IIEC has preliminarily concluded that an individual who was not a registered representative nor an employee of IIEC, but who merely worked in the same office as Mr. Cobb, effected the ETS sale. The client has yet to produce any evidence that Mr. Cobb sold, solicited, or received any compensation from the alleged sale.

  As for U.S. Capital, Mr. Cobb executed that transaction without the approval of IIEC and was under the assumption that since the note was a short-term investment (90 days according to Mr. Cobb), it was deemed not a security by the South Carolina Department of Securities. As stated above, the investigation is continuing.

- III, IIEC and Mr. George Shore, a registered representative of IIEC, are the defendants in an arbitration proceeding instituted by Ms. Helen L. Turley, a former client of Mr. Shore. Ms. Turley asserts that Mr. Shore breached his fiduciary duty by causing her to invest her deceased husband's estate in inappropriate investments, namely variable annuities. Mr. Shore contends that Ms. Turley never disclosed that she was a widow, that she was a top-level executive for a company listed on the New York Stock Exchange, and that she is an experienced investor. Furthermore, against Mr. Shore's advice, and with full knowledge of the fees involved, Ms. Turley surrendered the annuities and moved her assets to another broker-dealer. IIEC believes these allegations are without merit, and will vigorously defend itself. This arbitration is still continuing.

Supplementary Information

Intervest International Equities Corporation

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
For the Year Ended December 31, 2003

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER as of December 31, 2003

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	203,189	3480
2. Deduct ownership equity not allowable for Net Capital [19]			(	-)	3490
3. Total ownership equity qualified for Net Capital				203,189	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	203,189	3530
6. Deductions and/or charges:					
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) [17]	$ 170,466 *	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
D. Other deductions and/or charges		3610	(	170,466)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions [20]			$		3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities [18]		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities		3734			
D. Undue Concentration		3650			
E. Other (List)		3736	(	)	3740
10. Net Capital			$	32,723	3750

OMIT PENNIES

* Non-allowable receivables	$	946
Investments in warrants and common stock of the Nasdaq Stock Market, Inc.		28,075
Prepaid insurance		136,740
Other assets		4,705
	$	170,466

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER as of December 31, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 19,696	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 19,696	3760
14.	Excess net capital (line 10 less 13)	$ 13,027	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 3,178	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 295,447	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 295,447	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 9.03	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ N/A	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER as of DEC. 31, 2003

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1		4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm PERSHING, LLC 4335	X	4570
D. (k) (3)—Exempted by order of the Commission		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ NONE 4699

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c)(2)(iv) Liabilities

Intervest International Equities Corporation
Supplementary Information
Year Ended December 31, 2003

Reconciliation of the computation of Net Capital under Rule 15c3-1:

Net capital per fourth quarter (quarter ended 12/31/03) FOCUS Report, as amended February 17, 2004	$	32,723
Audit adjustments:		
None		-
Net capital per audit	$	32,723

Reconciliation of the computation for determination of the Reserve Requirements under Exhibit A of Rule 15c3-3:

Not applicable, since the company meets the requirements of the exemptive provisions contained in Rule 15c3-3C(k)(2)(ii), and did not at any time have possession or control of customer funds or securities during the year ended December 31, 2003.

See accountants' report.

Cornelius
Schou
Leone &
Matteson
A Limited Liability Company
Certified Public Accountants

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Intervest International Equities Corporation
Colorado Springs, Colorado

In planning and performing our audit of the financial statements of Intervest International Equities Corporation for the year December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4496 Southside Boulevard
Jacksonville, Florida 32216
(904) 642-1794 • Fax (904) 642-1040
www.ccscpa.com

Cornelius
Schou
Leone &
Matteson
A Limited Liability Company
Certified Public Accountants

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5 (continued)

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, National Association of Securities Dealers (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Cornelius, Schou, Leone & Matteson, LLC

January 23, 2004